FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 80,514,170

Date: July 31, 2021

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The distributor and retailer financing programs launched by the Issuer earlier in 2021 are now clearly the biggest revenue and transaction contributors in the Issuer's Business Hub ecosystem, eclipsing the contributions made by transactions between raw material suppliers and factories. This is gradually improving the Issuer's profit margins and is one of the reasons why the Issuer expects to finish 2021 with positive net income. While past efforts are beginning to pay significant dividends, including a very successful first showing at the 618 Shopping Festival in June, the Issuer's focus was on the future of its Business Hub during the period.

The Issuer's ability to control the flow of funds throughout its ecosystem thanks to its connection to the China UnionPay network has created several opportunities to provide value-added services beyond just access to loans and credit. Members are now joining the Hub as a one-stop-shop to conduct business, buy on credit and get paid almost instantly for their sales, whereas it would normally take anywhere from 30 days to 90 days to get paid by their clients. The Issuer looked to capitalize on those opportunities by making it even more compelling for businesses operating in certain industries to join the ecosystem. Targeting the steel, petroleum, insurance and clean tech industries, the Issuer consulted with participants and specialists in those industries and looked at ways in which features, modules, platforms and functionalities could be added to the Business Hub to cater to the specific needs of participants. This led the Issuer to adjust the development of a module, which had been in the works since the end of the Chinese New Year holiday, into a complete steel trading platform that could be used by steel industry participants as a gateway to the Business Hub. The development of a similar platform for the petroleum industry, after consultations with Petro China, was well underway by the end of the period, so were talks for the acquisition of a loan brokerage platform to provide asset and liability insurance through the Business Hub to meet the demand of ecosystem members. Seeing that its ecosystem was facilitating more than just commercial lending transactions prompted the Issuer to officially begin referring to the ecosystem as the "Business Hub" rather than the "Lending Hub".

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In addition to the value-added business opportunities having the ability to control the flow of funds created for the Issuer, the strong beginning of the provision of the services caught the attention of executives at China UnionPay. So much so, that the Issuer was invited by China UnionPay to take a minority interest in UnionPay subsidiary Rongbang Technology Ltd. ("Rongbang") during the period. The Issuer expects its investment in Rongbang to have significant collateral benefits for years to come, including having its brand associated with the UnionPay brand in China. Talks of a marketing and client referral agreement between the Issuer and Rongbang were initiated during the period.

The Issuer's pilot project with banking AI software provider and acquisition target of the Issuer, Zhongke Software Intelligence Ltd. ("Zhongke"), was deemed successful enough by the Issuer and Zhongke to allow the acquisition process to begin. Zhongke therefore transferred intellectual property to a subsidiary controlled by the Issuer while the remaining elements to complete the acquisition are finalized.

2. Provide a general overview and discussion of the activities of management.

The Issuer's management closed the Issuer's long awaited prospectus financing where the Issuer sold 26.3M units comprised of common shares and half warrants at $2.00 per unit for gross proceeds of $52.6M. The capital raised allowed the Issuer to make certain commitments related to its business plan and the Issuer's management to complete the Issuer's 3-year financial forecasts, which were released during the period.

The closing of the Issuer's prospectus financing was the catalyst to several important aspects of the Issuer's business plan, including its planned listing on the Nasdaq stock exchange (the "Nasdaq"). Needing the price of the Issuer's common shares to trade at a minimum of USD$4 to meet the last remaining criteria for the Issuer to qualify to be listed on the Nasdaq, the Issuer's management had planned to proceed with a 2 for 1 consolidation of the Issuer's common shares. However, the Issuer's management had refrained from proceeding with the consolidation while the prospectus financing was still open so as not to disturb the prospectus approval process. With the prospectus financing finally closed, the Issuer's management proceeded with a 2 for 1 consolidation of the Issuer's common shares during the period.

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Another important piece of the puzzle able to resume following the closing of the prospectus financing, was the Issuer's planned acquisition of Cubeler Inc. ("Cubeler"). The discussions between the Issuer's management and Cubeler progressed during the period to the point where an announcement of the terms of the acquisition is expected before the end of August 2021. Those developments gave the Issuer's management its first look at Cubeler's revenue forecasts for the next three years, allowing the Issuer's management to begin the process of revising the Issuer's forecasts to account for Cubeler's revenues, as well as to begin the planning of the Issuer's North American launch.

Finally, the period also saw the Issuer's management begin preparing the filing of the Issuer's financial results for the second quarter of 2021, which the Issuer plans to file on August 27, 2021.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

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8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	26,300,000 (before 2 for 1 consolidation)	Closed of a public offering at $2.00 per units for net proceeds of $48,918,000	Investment in subsidiaries, business development and working capital
Warrants	13,149,9999 (before 2 for 1 consolidation)	Issued as part of a public offering financing of units comprised of shares and half warrants. Each whole warrant allows holders to subscribe for one common share at a price of $3.50 during the 24 months	N/A
Broker Warrants	1,841,000 (before 2 for 1 consolidation)

Issued as part of a public offering financing of units comprised of shares and half warrants. Each whole warrant allows holders to subscribe for one common share at a price of $3.50 during the 24 months following its issuance.

N/A

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Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	1,050,000 (before 2 for 1 consolidation)	Exercise of stock options at a price of $0.85 per shares for net proceeds of $892,500.	Working Capital
Common shares	68,000 (before 2 for 1 consolidation)	Exercise of warrants for net proceeds of $19,000	Working Capital
Stock Options	1,650,000 (before 2 for 1 consolidation)	Incentive stock options issued to board member, officers, and key employees. Each option allows its holder to acquire common shares of the Issuer at a price of $2.05 per share.	N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the

Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: August 6, 2021

Johnson Joseph Name of Director or Senior Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer		YY/MM/D
	July 2021	2021/08/06
Peak Fintech Group Inc.
Issuer Address
550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@peakfintechgroup.com	www.peakfintechgroup.com

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